AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

June 19, 2012
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jaime John
Re: Akamai Technologies, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 29, 2012 – File No. 0-27275
Ladies and Gentlemen:
This letter is being filed in connection with the letter dated June 13, 2012 (the “Letter”) from Patrick Gilmore, on behalf of the staff of the Securities and Exchange Commission, to Akamai Technologies, Inc. (“Akamai”). Akamai intends to submit our response to the Letter on or before July 13, 2012. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.

James H. Hammons, Jr.
VP and Assistant General Counsel

cc: Melanie Haratunian
Senior Vice President and General Counsel
Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP